September 2, 2025

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mr. Brian Fetterolf

Re:	Alibaba Group Holding Limited
Registration Statement on Form F-4
Filed on July 21, 2025
File No. 333-288794

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Alibaba Group Holding Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 9:00 A.M., Eastern Time on September 4, 2025, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Simpson Thacher & Bartlett LLP.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone to Daniel Fertig of Simpson Thacher & Bartlett LLP at +852-2514-7660 or via email at dfertig@stblaw.com.

Very truly yours,

Alibaba Group Holding Limited

By:	/s/ Kevin Jinwei ZHANG
Name:	Kevin Jinwei ZHANG
Title:	Company Secretary